FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2016

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces First Quarter 2016 Results

Lima, Peru, April 28, 2016 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, announced today results for the first quarter (“1Q16”) period ended March 31, 2016. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non GAAP basis and are stated in U.S. dollars (US$).

First Quarter 2016 Highlights:

•     In 1Q16, EBITDA from direct operations was US$60.3 million, a 34% increase compared to US$45.0 million reported in 1Q15. Adjusted EBITDA (including associated companies) increased 21% (US$ 145.1 in 1Q16 compared to the US$ 119.9 in 1Q15).

•     All In Sustaining Cost (AISC) decreased 35% in 1Q16 (US$ 728/oz in 1Q16 compared to the US$ 1,126/oz in 1Q15). This significant decline reaffirms the cost reduction efforts in Buenaventura’s direct operations.

•     Total attributable production in 1Q16 was 158k gold ounces and 6.0 million silver ounces, compared to 187k gold ounces and 5.5 million silver ounces in 1Q15.

•     The Tambomayo project is in-line with budget; and the detail engineering was completed. Civil works’ progress is at 52% with full completion expected for 2Q16. Exploration and development works´ is at 86%. Production ramping up is expected by 4Q16.

•     The Environmental Impact Assessment (EIA) of the San Gabriel project is expected to be approved in 4Q16 (the Public Hearing will be held in 2Q16).

•     Yanacocha distributed dividends of US$300 million in March 2016 (Buenaventura received its equity share of US$131 million).

•     At Cerro Verde, the Concentrator #2 achieved full capacity during 1Q16. In March, the mill rate performance was in excess of 370k tons per day.

•     Buenaventura is in the process of raising US$ 275 million in long-term debt, in order to reprofile its current short-term debt. The proceeds are expected to be available in 2Q16; terms and conditions of the loan will be of an investment grade company.

Financial Highlights (in millions of US$, except EPS figures):

	1Q16	1Q15	Var%
Total Revenues	227.3	239.5	-5%
Operating Profit	13.0	-3.7	N.A.
EBITDA Direct Operations	60.3	45.0	34%
Adjusted EBITDA (Inc Associates)	145.1	119.9	21%
Net Income	51.6	17.3	198%
EPS*	0.20	0.07	198%
(*) as of March 31, 2016 Buenaventura had 254,186,867 outstanding shares.

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

Operating Revenues

During 1Q16, net sales were US$220.6 million, a 4% decrease compared to the US$230.4 million reported in 1Q15. This was mainly explained by the general decline in all metal prices (except for lead), as well as lower gold, lead and zinc volume sold. Silver volume sold increased 13% partially offsetting the decline in sales.

Royalty income decreased 26%, from US$9.1 million in 1Q15 to US$6.7 million reported in 1Q16. This was due to lower revenues at Yanacocha (27% lower QoQ).

Operating Highlights	1Q16	1Q15	Var%
Net Sales (in millions of US$)	220.6	230.4	-4%
Average Realized Gold Price (US$/oz) 1 2	1,205	1,220	-1%
Average Realized Gold Price (US$/oz) inc. Affiliates [3]	1,196	1,256	-5%
Average Realized Silver Price (US$/oz) 1 2	14.37	15.34	-6%
Average Realized Lead Price (US$/MT) 1 2	1,782	1,705	5%
Average Realized Zinc Price (US$/MT) 1 2	1,620	2,061	-21%
Average Realized Copper Price (US$/MT) 1 2	4,427	5,059	-13%

Volume Sold	1Q16	1Q15	Var%
Gold Oz Direct Operations [1]	80,989	93,838	-14%
Gold Oz inc Associated Companies [3]	172,119	213,720	-19%
Silver Oz [1]	5,314,779	4,714,638	13%
Lead MT [1]	6,567	9,368	-30%
Zinc MT [1]	12,342	13,535	-9%
Copper MT [1]	11,098	3,630	206%

(1)	Buenaventura’s Direct Operations include 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal
(2)	The realized price considers the adjustments of quotational periods
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.10% of Coimolache and 43.65% of Yanacocha

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

Production and Operating Costs

In 1Q16, Buenaventura’s gold equity production from direct operations remained stable, in line with the figure reported in 1Q15 (79,233 ounces in 1Q16 vs. 79,192 ounces in 1Q15). Gold production, including associated companies, in 1Q16 was 157,955 ounces, 16% lower than the figure reported for the same period of 2015 (187,468 ounces), explained by a decrease in production from Yanacocha. Silver equity production from direct operations increased 11%, mainly due to higher production at the Uchucchacua mine and the Mallay mine.

Equity Production	1Q16	1Q15	Var%
Gold Oz Direct Operations[1]	79,233	79,192	0%
Gold Oz including Associated Companies	157,955	187,468	-16%
Silver Oz Direct Operations[1]	5,996,810	5,410,922	11%
Silver Oz including Associated Companies	6,213,680	5,544,704	12%
Lead MT	6,982	7,440	-6%
Zinc MT	10,368	11,345	-9%
Copper MT Direct Operations[1]	6,459	2,189	195%
Copper MT including Associated Companies	30,623	11,710	162%

Orcopampa’s (100% owned by Buenaventura)

Production
		1Q16	1Q15	Var %
Gold	Oz	44,135	50,068	-12%
Silver	Oz	147,414	112,210	31%

Cost Applicable to Sales
		1Q16	1Q15	Var %
Gold	US$/Oz	688	744	-8%

Gold production at Orcopampa decreased 12% in 1Q16, compared to 1Q15, due to lower grade (Appendix 2).

Cost Applicable to Sales (CAS) in 1Q16 decreased 8%. This was mainly explained by:

1.	Lower labor costs.
2.	Lower contractor costs, due to better mining unit prices, as a result of contract renegotiations.
3.	A decrease in reagents’ consumption and price.

Gold production guidance for 2016 is 200k – 210k ounces.

1 Direct Operation production includes 100% of Buenaventura’s operating units, 53.06% of La Zanja, 56.29% of El Brocal and 40.10% of Coimolache.

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

Uchucchacua (100% owned by Buenaventura)

Production
		1Q16	1Q15	Var %
Silver	Oz	4,161,975	3,529,174	18%
Zinc	MT	1,725	1,586	9%
Lead	MT	2,506	2,059	22%

Cost Applicable to Sales
		1Q16	1Q15	Var %
Silver	US$/Oz	10.58	15.47	-32%

Silver production during 1Q16 increased 18% compared to 1Q15, due to higher ore treated and higher ore grade (Appendix 2).

Cost Applicable to Sales (CAS) in 1Q16 decreased 32% (US$ 10.58/oz of silver in 1Q16 compared to US$ 15.47/oz in 1Q15), mainly explained by:

1.	Lower labor costs.
2.	A reduction in consumable costs, mainly due to efficiencies achieved in the usage of explosive materials.
3.	Lower contractor costs due to better mining and hauling unit prices.

Silver production guidance for 2016 is 15.5 million – 16.5 million ounces.

Mallay (100% owned by Buenaventura)

Production
		1Q16	1Q15	Var %
Silver	Oz	408,619	307,254	33%
Zinc	MT	2,764	2,179	27%
Lead	MT	2,069	1,652	25%

Cost Applicable to Sales
		1Q16	1Q15	Var %
Silver	US$/Oz	11.93	14.39	-17%

Silver production in 1Q16 increased 33% compared to 1Q15, due to higher ore treated (Appendix 2).

Cost Applicable to Sales (CAS) in 1Q16 decreased 17% (US$ 11.93/oz of silver in 1Q16 compared to US$ 14.39/oz in 1Q15) due to lower consumable costs, mainly in explosive materials and reagents.

Silver production guidance for 2016 is 1.5 million – 1.9 million ounces.

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

Julcani (100% owned by Buenaventura)

Production
		1Q16	1Q15	Var %
Silver	Oz	853,052	816,352	4%

Cost Applicable to Sales
		1Q16	1Q15	Var %
Silver	US$/Oz	10.66	13.24	-19%

Silver production in 1Q16 increased 4% compared to 1Q15 production, due to higher ore treated and higher ore grade (Appendix 2).

Cost Applicable to Sales (CAS) in 1Q16 decreased 19% (US$ 10.66/oz of silver in 1Q16 compared to US$ 13.24/oz in 1Q15) explained by lower labor and consumable costs (explosive materials).

Silver production guidance for 2016 is 3.0 million – 3.4 million ounces.

La Zanja (53.06% owned by Buenaventura)

Production
		1Q16	1Q15	Var %
Gold	Oz	34,193	30,455	12%
Silver	Oz	59,236	95,308	-38%

Cost Applicable to Sales
		1Q16	1Q15	Var %
Gold	US$/Oz	597	779	-23%

Gold production in 1Q16 increased 12% compared to 1Q15, due to higher ore leached.

Cost Applicable to Sales (CAS) in 1Q16 decreased 23% (US$ 597/oz of gold in 1Q16 compared to US$ 779/oz in 1Q15) explained by lower labor and reagent costs.

Gold production guidance for 2016 is 130k – 140k ounces.

Tantahuatay (40.10% owned by Buenaventura)

Production
		1Q16	1Q15	Var %
Gold	Oz	34,562	30,207	14%
Silver	Oz	243,990	160,264	52%

Cost Applicable to Sales
		1Q16	1Q15	Var %
Gold	US$/Oz	427	650	-34%

Gold production in 1Q16 increased 14% compared to 1Q15, due to higher ore grade.

Cost Applicable to Sales (CAS) in 1Q16 decreased 34% (US$ 427/oz of gold in 1Q16 compared to US$ 650/oz in 1Q15) due to lower contractor and reagent costs.

Gold production guidance for 2016 is 140k – 150k ounces

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

El Brocal (56.29% owned by Buenaventura)

Production
		1Q16	1Q15	Var %
Copper	MT	11,344	3,869	193%
Zinc	MT	9,916	14,020	-29%
Silver	Oz	526,724	982,254	-46%

Cost Applicable to Sales
		1Q16	1Q15	Var %
Copper	US$/MT	4,823	5,536	-13%
Zinc	US$/MT	1,474	1,506	-2%

During 1Q16, copper production increased 193% compared to 1Q15, mainly due to higher ore treated. Moreover, in 1Q16 zinc production decreased 29%, due to lower ore treated and a lower zinc grade.

In 1Q16, zinc Cost Applicable to Sales (CAS) remained in line with the figure reported during 1Q15. Additionally, copper Cost Applicable to Sales (CAS) in 1Q16 decreased 13% (US$ 4,823/MT of copper in 1Q16 compared to US$ 5,536/MT in 1Q15), mainly explained by lower contractor costs due to better mining unit prices.

Zinc production guidance for 2016 is 60k – 70k MT, while copper production guidance for 2016 is 35k – 45k MT.

General and Administrative Expenses

General and administrative expenses in 1Q16 were US$21.4 million, an increase of 4% compared to the US$20.7 million reported in 1Q15.

Exploration in Non-Operating Areas

Exploration in non-operating areas during 1Q16 was US$3.5 million compared with the US$10.7 million in 1Q15. During the period, Buenaventura’s main exploration efforts were focused on the Tambomayo project (US$1.8 million) and Marcapunta (US$0.3 million).

Share in Associated Companies

During 1Q16, Buenaventura’s share in associated companies was US$28.4 million, compared to the US$36.3 million reported in 1Q15, comprised by:

Share in the Result of Associates (in millions of US$)	1Q16	1Q15	Var %
Cerro Verde	19.0	8.0	138%
Coimolache	5.7	2.1	173%
Yanacocha	3.7	26.2	-86%
Total	28.4	36.3	-22%

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), during 1Q16, gold production was 180,348 ounces, 27% lower than 1Q15 production (248,055 ounces), due to a lower gold grade.

Gold production guidance at Yanacocha for 2016 is 630k – 660k ounces.

In 1Q16, Yanacocha reported net income of US$8.5 million compared to the US$37.4 million reported in 1Q15, mainly explained by lower volume sold (179k gold ounces sold in 1Q16 compared to 246k gold ounces sold in 1Q15). Cost Applicable to Sales (CAS) in 1Q16 was US$734/oz, 53% higher than the US$479/oz reported in 1Q15, mainly due to: i) a higher inventory write-down (US$28.0 million in 1Q16 compared to US$4.5 million in 1Q15), and ii) lower volume sold.

Capital expenditures at Yanacocha were US$13.7 million in 1Q16, while for 1Q15 it was US$15.2 million.

Yanacocha continues to have a strong pipeline of growth projects, this include: Quecher Main (prefeasibility), Chaquicocha Sulphides and Yanacocha Verde (scoping) and Maqui Maqui (exploration).

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), during 1Q16 copper production was 123,414 MT (24,164 MT attributable to Buenaventura), a 154% increase compared to 1Q15 (48,623 MT and 9,520 MT attributable to Buenaventura).

During 1Q16, Cerro Verde reported a net income of US$96.9 million compared to the US$40.7 million reported in 1Q15. This was mainly due to higher volume sold and a lower cash cost (US$ 1.2/lb of copper in 1Q16 compared to US$ 1.9/lb in 1Q15).

Capital expenditures at Cerro Verde were US$72.7 million in 1Q16, 84% lower compared to the US$468.9 million reported in 1Q15.

Cerro Verde’s plant expansion was completed in-line with schedule and budget (US$4.6 billion), becoming the largest concentration facility in the world. Full capacity operating rates were achieved during 1Q16. In March 2016, the average daily throughput was 373 TPD, higher than the nominal capacity of 360K TPD.

Copper production guidance at Cerro Verde for 2016 is 500k MT – 550k MT.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution to the net income in 1Q16 was US$ 5.7 million compared to the US$ 2.1 million reported in 1Q15.

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

Project Development and Exploration

The Tambomayo Project (100% ownership)

•	Production ramp-up is expected to start in 4Q16
•	Civil works progress is at 52% (expected to be completed in 2Q16)
•	Mechanical and structural installation works at 35% progress (expected to be completed in 3Q16)
•	The mill equipment is already mounted on their bases
•	CAPEX: US$ 340 M (Total disbursement as of 1Q16 US$192 M)
o	Exploration and mine development US$122 M (disbursement as of 1Q16 US$102 M)
o	Civil works and Equipment US$218 M (disbursement as of 1Q16 US$90 M)

The San Gabriel Project (100% ownership)

•	The project has been rescheduled in order to preserve cash flow
•	Geomechanical studies were completed in 1Q16
•	Environmental Impact Assessment (EIA) of the project´s construction is expected to be approved in 4Q16 (the Public Hearing will be held in 2Q16)
•	Objectives for 1S16:
o	Continue the construction of a 450 meters exploration ramp
o	Drilling program: 7,000 meters (1,000 as of 1Q16) in order to confirm resources and certainty

Buenaventura’s Cash and Debt Situation

•	Currently Buenaventura is in the process of raising a US$ 275 million long-term loan. The proceeds are expected to be available in 2Q16.

Proceeds from this new debt will be used for the following:

a.	Reprofiling of BVN´s current short-term debt.
b.	Partially finance the construction of the Tambomayo Project.

•	Yanacocha distributed a cash dividend of US$ 300 million

BVN received US$ 131 million in March 2016.

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo and San Gabriel projects.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of September 30, 2015)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	56.29	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)Consolidates

(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

APPENDIX 2

		GOLD PRODUCTION
		1Q16	1Q15%
Mining Unit	Operating Results	Underground
Orcopampa	Ore Milled DMT	110,588	108,415	2%
	Ore Grade OZ/MT	0.44	0.47	-6%
	Recovery Rate %	96.2%	96.5%	0%
	Ounces Produced*	44,135	50,068	-12%
Mining Unit	Operating Results	Open Pit
La Zanja	Ounces Produced	34,193	30,455	12%
Tantahuatay	Ounces Produced	34,562	30,207	14%
* Includes ounces from retreatment of taling dams

		SILVER PRODUCTION
		1Q16	1Q15%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	318,381	282,573	13%
	Ore Grade OZ/MT	15.61	14.89	5%
	Recovery Rate %	83.8%	83.9%	0%
	Ounces Produced	4,161,975	3,529,174	18%
Julcani	Ore Milled DMT	44,983	43,681	3%
	Ore Grade OZ/MT	19.85	19.62	1%
	Recovery Rate %	95.6%	95.3%	0%
	Ounces Produced	853,052	816,352	4%
Mallay	Ore Milled DMT	48,546	36,809	32%
	Ore Grade OZ/MT	8.99	8.75	3%
	Recovery Rate %	93.7%	94.9%	-1%
	Ounces Produced	408,619	307,254	33%
Mining Unit	Operating Results	Open Pit
Colquijirca	Ounces Produced	526,724	829,503	-37%

		ZINC PRODUCTION
		1Q16	1Q15%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	318,381	282,573	13%
	Ore Grade %	1.13%	1.05%	8%
	Recovery Rate %	47.72%	53.5%	-11%
	MT Produced	1,725	1,586	9%
Mallay	Ore Milled DMT	48,546	36,809	32%
	Ore Grade %	6.5%	6.4%	3%
	Recovery Rate %	87.0%	92.7%	-6%
	MT Produced	2,764	2,179	27%
Mining Unit	Operating Results	Open Pit
Colquijirca	MT Produced	9,916	14,020	-29%

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	1Q16	1Q15
Net Income	51,248	10,248
Add / Substract:	9,081	34,773
Provision for income tax, net	-6,789	10,427
Share in associated companies by the equity method, net	-28,397	-36,274
Interest income	-2,347	-644
Interest expense	7,980	5,875
Loss on currency exchange difference	-6,379	2,317
Long Term Compensation provision	0	102
Depreciation and Amortization	46,838	48,159
Workers´ participation provision	458	472
Loss from discontinued operations	-2,283	4,339
EBITDA Buenaventura Direct Operations	60,329	45,021
EBITDA Yanacocha (43.65%)	25,405	49,729
EBITDA Cerro Verde (19.58%)	48,233	17,705
EBITDA Coimolache (40%)	11,104	7,418
Adjusted EBITDA (including Associated companies)	145,070	119,873

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus Selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2014 and 2015, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2014 and 2015 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended Mar 31
	2016	2015
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	117,467	139,693
Add:
Consolidated Exploration in units in operation	19,116	22,400
Consolidated Commercial deductions	54,341	36,485
Consolidated Selling expenses	4,773	4,153
Consolidated Cost applicable to sales	195,697	202,731

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization

(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended Mar 31
	2016	2015
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	0	11
Julcani, Silver	4,005	4,449
Julcani, Lead	387	467
Julcani, Copper	30	62
Mallay, Gold	117	0
Mallay, Silver	2,088	2,071
Mallay, Lead	1,301	1,166
Mallay, Zinc	1,508	1,652
Orcopampa, Gold	21,769	33,508
Orcopampa, Silver	1,083	1,037
Orcopampa, Copper	6	0
Uchucchacua, Gold	17	0
Uchucchacua, Silver	22,376	27,879
Uchucchacua, Lead	1,368	1,475
Uchucchacua, Zinc	915	902
La Zanja, Gold	19,679	24,668
La Zanja, Silver	491	1,105
El Brocal, Gold	1,978	435
El Brocal, Silver	2,725	5,946
El Brocal, Lead	2,150	4,752
El Brocal, Zinc	7,026	10,427
El Brocal, Copper	24,339	8,218
Non Mining Units	2,106	9,463
Consolidated Cost of sales, excluding depreciation and amortization	117,467	139,693

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended Mar 31
	2016	2015
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	5
Julcani, Silver	2,211	2,175
Julcani, Lead	213	228
Julcani, Copper	16	30
Mallay, Gold	41	0
Mallay, Silver	728	676
Mallay, Lead	453	381
Mallay, Zinc	526	540
Orcopampa, Gold	8,188	11,518
Orcopampa, Silver	407	356
Orcopampa, Copper	2	0
Uchucchacua, Gold	4	0
Uchucchacua, Silver	5,735	5,968
Uchucchacua, Lead	351	316
Uchucchacua, Zinc	235	193
La Zanja, Gold	4	13
La Zanja, Silver	0	1
El Brocal, Gold	0	0
El Brocal, Silver	0	0
El Brocal, Lead	0	0
El Brocal, Zinc	0	0
El Brocal, Copper	0	0
Non Mining Units	0	0
Consolidated Exploration expenses in units in operation	19,116	22,400

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended Mar 31
	2016	2015
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	2
Julcani, Silver	1,435	1,328
Julcani, Lead	135	127
Julcani, Copper	12	18
Mallay, Gold	44	0
Mallay, Silver	1,110	880
Mallay, Lead	681	506
Mallay, Zinc	1,369	858
Orcopampa, Gold	101	56
Orcopampa, Silver	16	0
Orcopampa, Copper	1	0
Uchucchacua, Gold	6	0
Uchucchacua, Silver	9,256	7,963
Uchucchacua, Lead	568	426
Uchucchacua, Zinc	1,312	890
La Zanja, Gold	58	24
La Zanja, Silver	1	0
El Brocal, Gold	2,194	537
El Brocal, Silver	2,027	3,585
El Brocal, Lead	1,055	2,193
El Brocal, Zinc	5,355	5,805
El Brocal, Copper	27,605	11,287
Non Mining Units	0	0
Consolidated Commercial deductions in units in operation	54,341	36,485

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated

Selling expenses:

	For the 3 months ended Mar 31
	2016	2015
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	1
Julcani, Silver	178	239
Julcani, Lead	17	25
Julcani, Copper	1	3
Mallay, Gold	9	0
Mallay, Silver	161	139
Mallay, Lead	100	78
Mallay, Zinc	116	111
Orcopampa, Gold	159	250
Orcopampa, Silver	8	8
Orcopampa, Copper	0	0
Uchucchacua, Gold	1	0
Uchucchacua, Silver	809	814
Uchucchacua, Lead	49	43
Uchucchacua, Zinc	33	26
La Zanja, Gold	217	302
La Zanja, Silver	5	14
El Brocal, Gold	120	26
El Brocal, Silver	165	351
El Brocal, Lead	130	280
El Brocal, Zinc	425	615
El Brocal, Copper	1,472	485
Non Mining Units	598	345
Consolidated Selling expenses	4,773	4,153

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

	JULCANI
	1Q 2016						1Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-0	4,005	387	-	30	4,421	11	4,449	467	-	62	4,989
Add:
Exploration Expenses (US$000)	-0	2,211	213	-	16	2,440	5	2,175	228	-	30	2,439
Commercial Deductions (US$000)	-0	1,435	135	-	12	1,581	2	1,328	127	-	18	1,475
Selling Expenses (US$000)	-0	178	17	-	1	197	1	239	25	-	3	268
Cost Applicable to Sales (US$000)	-1	7,829	753	-	59	8,640	19	8,191	847	-	114	9,171
Divide:
Volume Sold	-1	734,224	578	-	19	Not Applicable	15	618,774	473	-	19	Not Applicable
CAS	-	10.66	1,301	-	3,154	Not Applicable	1,256	13.24	1,791	-	6,011	Not Applicable

	MALLAY
	1Q 2016						1Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	117	2,088	1,301	1,508	-	5,015	-	2,071	1,166	1,652	-	4,889
Add:
Exploration Expenses (US$000)	41	728	453	526	-	1,748	-	676	381	540	-	1,597
Commercial Deductions (US$000)	44	1,110	681	1,369	-	3,205	-	880	506	858	-	2,244
Selling Expenses (US$000)	9	161	100	116	-	386	-	139	78	111	-	328
Cost Applicable to Sales (US$000)	212	4,087	2,536	3,520	-	10,354	-	3,766	2,131	3,161	-	9,058
Divide:
Volume Sold	240	342,590	1,799	2,295	-	Not Applicable	-	261,818	1,457	1,636	-	Not Applicable
CAS	883	11.93	1,409	1,534	-	Not Applicable	-	14.39	1,463	1,932	-	Not Applicable

	ORCOPAMPA
	1Q 2016						1Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	21,769	1,083	-	-	6	22,858	33,508	1,037	-	-	-	34,545
Add:					-
Exploration Expenses (US$000)	8,188	407	-	-	2	8,598	11,518	356	-	-	-	11,874
Commercial Deductions (US$000)	101	16	-	-	1	118	56	0	-	-	-	56
Selling Expenses (US$000)	159	8	-	-	0	167	250	8	-	-	-	258
Cost Applicable to Sales (US$000)	30,217	1,515	-	-	10	31,742	45,332	1,401	-	-	-	46,733
Divide:
Volume Sold	43,951	186,208	-	-	3	Not Applicable	60,910	145,389	-	-	-	Not Applicable
CAS	688	8.13	-	-	3,102	Not Applicable	744	9.64	-	-	-	Not Applicable

	UCHUCCHACUA
	1Q 2016						1Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	17	22,376	1,368	915	-	24,676	-	27,879	1,475	902	-	30,256
Add:
Exploration Expenses (US$000)	4	5,735	351	235	-	6,325	-	5,968	316	193	-	6,476
Commercial Deductions (US$000)	6	9,256	568	1,312	-	11,142	-	7,963	426	890	-	9,279
Selling Expenses (US$000)	1	809	49	33	-	892	-	814	43	26	-	883
Cost Applicable to Sales (US$000)	28	38,176	2,336	2,495	-	43,035	-	42,623	2,259	2,012	-	46,895
Divide:
Volume Sold	34	3,608,021	1,791	1,361	-	Not Applicable	-	2,754,699	1,463	714	-	Not Applicable
CAS	826	10.58	1,304	1,834	-	No Applicable	-	15.47	1,544	2,819	-	No Applicable

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

	LA ZANJA
	1Q 2016						1Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	19,679	491	-	-	-	20,171	24,668	1,105	-	-	-	25,773
Add:
Exploration Expenses (US$000)	4	0	-	-	-	4	13	1	-	-	-	13
Commercial Deductions (US$000)	58	1	-	-	-	58	24	-	-	-	-	24
Selling Expenses (US$000)	217	5	-	-	-	222	302	14	-	-	-	315
Cost Applicable to Sales (US$000)	19,958	498	-	-	-	20,456	25,006	1,119	-	-	-	26,126
Divide:
Volume Sold	33,432	68,787	-	-	-	Not Applicable	32,081	107,924	-	-	-	Not Applicable
CAS	597	7.23	-	-	-	Not Applicable	779	10.37	-	-	-	Not Applicable

	BROCAL
	1Q 2016						1Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,978	2,725	2,150	7,026	24,339	38,219	435	5,946	4,752	10,427	8,218	29,778
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	2,194	2,027	1,055	5,355	27,605	38,237	537	3,585	2,193	5,805	11,287	23,408
Selling Expenses (US$000)	120	165	130	425	1,472	2,311	26	351	280	615	485	1,756
Cost Applicable to Sales (US$000)	4,292	4,918	3,335	12,806	53,416	78,767	998	9,882	7,225	16,847	19,990	54,942
Divide:
Volume Sold	3,333	374,950	2,398	8,687	11,076	Not Applicable	832	826,034	5,976	11,185	3,611	Not Applicable
CAS	1,288	13.12	1,391	1,474	4,823	Not Applicable	1,200	11.96	1,209	1,506	5,536	Not Applicable

	NON MINING COMPANIES
	1Q 2016						1Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	2,106	-	-	-	-	-	9,463
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	598	-	-	-	-	-	345
Total (US$000)	-	-	-	-	-	2,704	-	-	-	-	-	9,808

	BUENAVENTURA CONSOLIDATED
	1Q 2016						1Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	43,560	32,769	5,206	9,450	24,375	117,467	58,622	42,488	7,859	12,981	8,280	139,693
Add:
Exploration Expenses (US$000)	8,238	9,081	1,018	760	19	19,116	11,536	9,176	925	733	30	22,400
Commercial Deductions (US$000)	2,403	13,845	2,439	8,035	27,618	54,341	619	13,756	3,252	7,553	11,306	36,485
Selling Expenses (US$000)	505	1,326	297	574	1,473	4,773	578	1,563	427	752	488	4,153
Cost Applicable to Sales (US$000)	54,707	57,022	8,960	18,820	53,485	195,697	71,355	66,983	12,462	22,019	20,104	202,731
Divide:
Volume Sold	80,989	5,314,779	6,567	12,342	11,098	Not Applicable	93,838	4,714,638	9,368	13,535	3,630	Not Applicable
CAS	675	10.73	1,364	1,525	4,819	Not Applicable	760	14.21	1,330	1,627	5,538	Not Applicable

	COIMOLACHE
	1Q 2016						1Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	12,418	1,112	-	-	-	13,529	12,477	949	-	-	-	13,426
Add:
Exploration Expenses (US$000)	1,205	108	-	-	-	1,313	7,098	540	-	-	-	7,637
Commercial Deductions (US$000)	130	16	-	-	-	146	161	13	-	-	-	173
Selling Expenses (US$000)	242	22	-	-	-	264	226	17	-	-	-	243
Cost Applicable to Sales (US$000)	13,995	1,257	-	-	-	15,252	19,961	1,519	-	-	-	21,479
Divide:
Volume Sold	32,808	238,191	-	-	-	Not Applicable	30,722	169,400	-	-	-	Not Applicable
CAS	427	5.28	-	-	-	Not Applicable	650	8.97	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

APPENDIX 5: ALL-IN SUSTAINING COST

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	1Q16	1Q16	1Q16	1Q16
Au Ounces Sold BVN	77,548
Au Ounces bought from La Zanja	-33,324
Au Ounces Sold Net	44,224	34,728	32,808	75,805

	1Q16		1Q16		1Q16		1Q16
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	58,411	1,321	17,006	490	13,529	412	72,859	961
Exploration in Operating Units	19,112	432	594	17	1,313	40	19,954	263
Royalties	4,674	106	0	0	0	0	4,674	62
Comercial Deductions[4]	16,046	363	860	25	146	4	16,561	218
Selling Expenses	1,641	37	222	6	264	8	1,865	25
Administrative Expenses[5]	12,738	288	492	14	555	17	13,222	174
Other Expenses	0	0	1,890	54	806	25	1,326	17
Other Incomes	-761	-17	-3,803	-109	-1,111	-34	-3,224	-43
Administrative charges	0	0	584	17	321	10	438	6
Sustaining Capex[6]	10,941	247	271	8	3,806	116	12,611	166

By-product Credit	-83,195	-1,881	-898	-26	-3,564	-109	-85,100	-1,123

All-in Sustaining Cost	39,607	896	17,218	496	16,067	490	55,185	728

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	1Q15	1Q15	1Q15	1Q15
Au Ounces Sold BVN	100,401
Au Ounces bought from La Zanja	-32,081
Au Ounces Sold Net	68,320	27,977	30,722	95,482

	1Q15		1Q15		1Q15		1Q15
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	84,353	1,235	23,390	836	13,426	437	102,147	1,070
Exploration in Operating Units	22,457	329	5,710	204	3,900	127	27,050	283
Royalties	8,176	120	0	0	0	0	8,176	86
Comercial Deductions[4]	13,095	192	694	25	173	6	13,533	142
Selling Expenses	1,744	26	315	11	243	8	2,009	21
Administrative Expenses[5]	13,429	197	375	13	533	17	13,842	145
Other Expenses	0	0	2,112	75	4,624	151	2,975	31
Other Incomes	0	0	-3,786	-135	-1,444	-47	-2,588	-27
Administrative charges	0	0	1,584	57	445	15	1,019	11
Sustaining Capex[6]	5,411	79	4,130	148	6,373	207	10,157	106

By-product Credit	-68,922	-1,009	-1,387	-50	-2,889	-94	-70,816	-742

All-in Sustaining Cost	79,743	1,167	33,137	1,184	25,385	826	107,503	1,126

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of March 31, 2016 and December 31, 2015

	2016	2015
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	180,868	78,519
Trade and other accounts receivable, net	220,709	219,862
Inventory, net	103,492	101,473
Income tax credit	37,975	45,919
Prepaid expenses	12,742	8,231
Embedded derivatives for concentrate sales, net	1,757	-
Hedge derivative financial instruments	71	-
Total current assets	557,614	454,004
Assets classified as held for sale	12,611	15,592
	570,225	469,596

Non-current assets
Trade and other accounts receivable, net	171,095	162,567
Inventory, net	25,096	26,029
Investment in associates	1,938,341	2,043,983
Mining concessions, development costs, property, plant and equipment, net	1,752,816	1,747,624
Investment properties, net	10,462	10,719
Deferred income tax asset, net	49,591	41,574
Prepaid expenses	31,090	29,235
Other assets, net	13,843	15,854
Total non-current assets	3,992,334	4,077,585

Total assets	4,562,559	4,547,181

Liabilities and shareholders’ equity
Current liabilities
Bank loans	296,975	285,302
Trade and other accounts payable	220,946	247,114
Provisions	61,010	49,829
Income tax payable	1,887	2,444
Embedded derivatives for concentrate sales, net	-	1,694
Hedge derivative financial instruments	-	10,643
Financial obligations	28,753	33,394
Total current liabilities	609,571	630,420

Liabilities directly associated with assets classified as held for sale	15,582	20,611
	625,153	651,031

Non-current liabilities
Trade and other accounts payable	16,691	15,057
Provisions	144,279	141,885
Financial obligations	317,558	320,316
Contingent consideration liability	16,994	16,994
Deferred income tax liability, net	9,572	12,662
Total non-current liabilities	505,094	506,914

Total liabilities	1,130,247	1,157,945

Shareholders’ equity
Capital stock	750,497	750,497
Investment shares	1,396	1,396
Additional paid-in capital	219,055	219,055
Legal reserve	162,714	162,714
Other reserves	269	269
Retained earnings	2,076,457	2,024,895
Other reserves of equity	(3,657)	2,240
Shareholders’ equity, net attributable to owners of the parent	3,206,731	3,161,066
Non-controlling interest	225,581	228,170
Total shareholders’ equity	3,432,312	3,389,236

Total liabilities and shareholders’ equity	4,562,559	4,547,181

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of profit or loss

For the three-month periods ended March 31, 2016 and 2015

	2016	2015
	US$(000)	US$(000)
Continuing operations
Operating income
Net sales of goods	215,080	220,600
Net sales of services	5,568	9,791
Royalty income	6,685	9,090
Total operating income	227,333	239,481

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(109,214)	(126,083)
Cost of services, excluding depreciation and amortization	(8,253)	(13,610)
Depreciation and amortization	(46,838)	(48,159)
Exploration in operating units	(19,116)	(22,400)
Mining royalties	(6,168)	(8,425)
Total operating costs	(189,589)	(218,677)

Gross profit	37,744	20,804

Operating expenses, net
Administrative expenses	(21,411)	(20,669)
Exploration in non-operating areas	(3,514)	(10,697)
Provision for contingencies	(885)	250
Selling expenses	(4,773)	(4,153)
Other, net	5,872	10,753
Total operating expenses, net	(24,711)	(24,516)

Operating profit (loss)	13,033	(3,712)

Other income (expense), net
Share in results of associates under equity method	28,397	36,274
Financial costs	(7,980)	(5,875)
Net gain (loss) from currency exchange difference	6,379	(2,317)
Financial income	2,347	644
Total other income, net	29,143	28,726

Profit before income tax	42,176	25,014
Current income tax	(7,003)	(5,377)
Deferred income tax	13,792	(5,050)

Profit from continuing operations	48,965	14,587

Discontinued operations
Profit (loss) from discontinued operations	2,283	(4,339)
Net profit	51,248	10,248

Attributable to:
Owners of the parent	51,562	17,319
Non-controlling interest	(314)	(7,071)
	51,248	10,248

Basic and diluted profit per share attributable to equity holders
of the parent, stated in U.S. dollars	0.20	0.07

Weighted average number of shares outstanding (common and investment), in units	254,186,867	254,186,867

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of cash Flows

For the three-month periods ended March 31, 2016 and 2015

	2016	2015
	US$(000)	US$(000)
Operating activities
Proceeds from sales	181,821	231,779
Dividends received	134,015	2,057
Value Added Tax recovered	53,093	33,367
Royalties received	7,557	13,444
Interest received	1,654	942
Payments to suppliers and third-parties	(168,056)	(176,835)
Payments to employees	(35,765)	(45,328)
Payments of mining royalties	(4,469)	(6,198)
Payments of interest	(3,790)	(5,470)
Payment of income taxes	(2,157)	(4,141)

Net cash and cash equivalents provided by operating activities	163,903	43,617

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	110	134
Acquisitions of mining concessions, development costs, property, plant and equipment	(52,028)	(37,118)

Net cash and cash equivalents used in investing activities	(51,918)	(36,984)

Financing activities
Increase of bank loans	160,000	88,081
Payment of bank loans	(160,000)	(40,000)
Increase of financial obligations	1,186	10,000
Payment of financial obligations	(8,584)	(5,018)
Acquisition of non-controlling interest	(158)	-
Dividends paid to non-controlling interest	(2,080)	(3,268)
Increase of restricted current accounts	(4,452)	(2,953)

Net cash and cash equivalents provided by (used in) financing activities	(14,088)	46,842

Net increase in cash and cash equivalents during the period	97,897	53,475
Cash and cash equivalents at the beginning of the period	76,588	76,581

Cash and cash equivalents at period-end	174,485	130,056

Compañía de Minas Buenaventura S.A.A.

First Quarter 2016 Results

	2016	2015
	US$(000)	US$(000)
Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit attributable to owners of the parent	51,562	17,319

Plus (less):
Depreciation and amortization	50,899	54,619
Provision for employee bonus	5,658	8,175
Accretion expense of provision for closure of mining units and exploration projects	738	275
Net share in results of associates under equity method	(28,397)	(36,274)
Provision for estimated fair value of embedded derivatives related to concentrate sales and adjustments on open liquidations	(13,021)	(6,656)
Deferred income tax expense (income)	(13,792)	5,050
Net loss (gain) from currency exchange difference	(6,379)	2,317
Provision return for impairment of inventories	(1,782)	(1,252)
Net loss attributable to non-controlling interest	(314)	(7,071)
Net loss (gain) on sales of mining concessions, property, plant and equipment	(110)	1,314
Other net	88	(4,616)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	1,537	18,637
Inventories	9,799	27,801
Income tax credit	7,944	1,699
Prepaid expenses	(6,366)	1,160

Increase (decrease) in operating liabilities -
Trade and other accounts payable	(30,658)	(34,645)
Provisions	3,039	(8,653)
Income tax payable	(557)	2,361

Proceeds from dividends	134,015	2,057

Net cash and cash equivalents provided by operating activities	163,903	43,617

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: April 29, 2016